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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Mark One)

/X/ FORM 10-Q

For the period ended June 30, 1997

Commission File Number: 0-17683

PART I - Registrant Information

              PRUDENTIAL-BACHE/A.G. SPANOS REALTY PARTNERS L.P., I
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               (Exact name of registrant as specified in charter)

1341 West Robinhood, B-9, Stockton, CA                                95207
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(Address of principal executive offices)                         (Zip code)

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PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate) /CK/

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, ll-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due dale; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, Il-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant was unable to access the EDGAR system due to a password problem.

Pert IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification: Arthur J. Cole (209) 478-1040

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? YES

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? NO

PRUDENTIAL-BACHE/A.G. SPANOS REALTY PARTNERS L.P., I has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date: August 14, 1997            By: /s/Arthur J. Cole
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                                     Arthur J. Cole
                                     Chief Accounting Officer